UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                              SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                0-21169

                               FORM 10-QSB                      CUSIP NUMBER
                                                                  453079

                       For Period Ended: January 31, 2003

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                   IMPERIAL PETROLEUM RECOVERY CORPORATION
                   ---------------------------------------
                             Full Name of Registrant

                                 Not Applicable
                         -------------------------
                            Former Name if Applicable

                           1970 South Starpoint Drive
         -----------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

                              Houston, Texas 77032
                          ------------------------
                            City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b- 25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company is in the process of changing its accounting procedures and as a result the Form 10-QSB cannot be filed on time without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Christopher G. DeClaire                     (281) 821-1110
               -------------          -----------------------------
                  (Name) (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s). [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X]No


NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

     N/A


--------------------------------------------------------------------------


                IMPERIAL PETROLEUM RECOVERY CORPORATION
               -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned here unto duly authorized.

                                     IMPERIAL PETROLEUM RECOVERY CORPORATION



                                     By: /s/ Christopher G. DeClaire
                                         Christopher G. DeClaire, President

Date: March 17, 2003

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]